Exhibit 99.1

Bright Scholar Announces the Signing of Contract to Operate K-12 School in Yiwu City

FOSHAN, China, January 26, 2021 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced that it entered into agreements with Yiwu City Government to operate a K-12 school in Yiwu City, Zhejiang Province. The Yiwu Bright Scholar School will provide bilingual education for kids from grade 1 to 12 with a total capacity about 3,300.

The agreement was signed on January 22, 2021 in Yiwu City (the “City”), the world largest small commodities market. In the signing ceremony, Mr. Yi Lin, Party Chief of Yiwu City introduced the significant achievement of the City in transforming and improving the Infrastructure and the business environment since the establishment of its status as pilot free economic zone. He indicated he has great hopes that the Yiwu Bright Scholar school would further help the City to improve the education quality and to better serve the local students. Mr. Lin conveyed his best wishes to the collaboration and believed this would be the starting point for the two parties to deepen cooperation in the future.

Ms. Huiyan Yang, Chairperson of Bright School also attended the signing ceremony and commented, “We are committed to providing quality and personalized education to every kid in our school and to prepare them as responsible global citizens with deep cultural and national identity.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of November 30, 2020, Bright Scholar operated 94 schools across twelve provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507